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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER: AMARILLO BIOSCIENCES, INC.

TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

CUSIP NUMBER: 02301P106

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS: MORRIS MOORE MOSS & DOUGLASS, P.C., P. O. Box
15208, Amarillo, Texas 79105; 806/374-9551

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: April 2, 1999

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 02301P106

1.       NAME OF REPORTING PERSON:  Hayashibara Biochemical Laboratories, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)                                                               [   ]
         (b)                                                               [   ]

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):                                               [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

7.       SOLE VOTING POWER:  2,178,950 shares

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,178,950 shares

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,178,950 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):                                               [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  34.3%

14.      TYPE OF REPORTING PERSON:  CO




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Item 1            SECURITY AND ISSUER:

                  This statement relates to shares of common stock, par value $.01 per share (the "Stock"), of Amarillo Biosciences, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 West 9th, Amarillo, Texas 79101.

Item 2            IDENTITY AND BACKGROUND:

                  Hayashibara Biochemical Laboratories, Inc. ("HBL") is a Japanese corporation whose principal business is research, development, patent development, and licensing in biochemical life sciences and nutrition fields. The principal office of HBL is Hayashibara Company, Ltd., 2-3 Shimoishii, 1-chome, Okayama, 700 Japan. HBL has not been involved in any criminal or civil proceedings in the past five years.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  In the transaction in question, HBL acquired 946,094 shares in exchange for releasing debt and accrued interest in the amount of $2,808,356 owed to HBL by Issuer.

Item 4            PURPOSE OF TRANSACTION:

                  The purpose of the April 2, 1999 acquisition of the shares of Issuer by HBL was to eliminate Issuer's expense from interest on the debt owed to HBL. By eliminating this interest expense, HBL hopes to assist Issuer in remaining financially viable until it can complete its research and become profitable.

Item 5            INTEREST IN SECURITIES OF THE ISSUER:

                  Prior to the reported transaction, HBL owned 1,232,856 shares out of 5,414,232 outstanding, for an ownership share of 22.8%. In the transaction, HBL acquired 946,094 shares. Therefore, HBL now owns 2,178,950 shares out of 6,360,326 outstanding, for an ownership share of 34.3%.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  None



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Item 7            MATERIAL TO BE FILED AS EXHIBITS:

                  None

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated: April 9, 1999        .
                        ----------------------


                                    HAYASHIBARA BIOCHEMICAL LABORATORY, INC.


                                    By: /s/ KEN HAYASHIBARA
                                       -----------------------------------------
                                            Ken Hayashibara, President